Mail Room 4561

      October 19, 2005

Robert Skinner
President and Chief Executive Officer
Secured Services, Inc.
110 Williams Street, 14th Floor
New York, NY 10038

	Re:	Secured Services, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed September 30, 2005
		File No. 333-127003

Dear Mr. Skinner:

	We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2/A

Security Ownership of Certain Beneficial Owners and Management,
page
42

1. Please refer to prior comment 8 from our letter dated August
24,
2005. In your response to our comment, you state that the common stock and the "portion" of convertible preferred stock owned by Vasco that is convertible within the next 60 days, is less than 5% of your outstanding shares of common stock. However, Item 403(a) of Regulation S-B requires you to provide information for any person or group known to be the beneficial owner of more than five percent of any class of voting securities. According to your disclosure on page
46, Series A shares are entitled to one vote per share. Since Vasco owns all 2,000,000 of the Series A shares outstanding, it appears that they should be named in this table. Additionally, please ensure that your next amendment includes beneficial ownership amounts calculated in accordance with Item 403 throughout the document as applicable.
Selling Stockholders, page 48

2. It appears that this section should be updated to reflect events that have occurred since the filing of your registration statement.
For example, we note that Footnotes (38), (39) and (41) refer to "shares underlying the convertible Notes" issued as part of the acquisition of Chameleon, while page 16 indicates that upon your receipt in September of the $3 million held in escrow from the June
2005 Debenture Transactions, you satisfied the Chameleon Merger Notes. Please tell us if the notes referenced in the footnotes listed above are the Chameleon Merger Notes. If they are, it is unclear why the shares underlying these notes continue to be included in the registration statement given that the notes appear to have been paid. If they are not, please expand your disclosure to better identify these notes and their material terms. Additionally, you state that the 50,000 shares being offered for the account of Steven
Sonnenberg are restricted shares issued for services rendered. However, according to your disclosure on page II-3, these shares were forfeited upon the termination of Mr. Sonnenberg`s employment in September 2005. Finally, while we note from page 39 that Mr. Moore`s employment as an executive was terminated in August of 2005, footnote
(34) refers to him as your President and CEO. You should revise this section to update as appropriate and ensure that all other sections of your registration statement are appropriately updated as well.

3. While we note your response to prior comment 10 from our letter dated August 24, 2005, it appears that the footnotes do not set forth the material terms of all issuance transactions. For instance, revise to describe the material terms of the transactions in which shares being registered were issued in exchange for "services rendered." In this regard, you should provide information regarding the nature of the services performed and the value of those services.
Additionally, you should revise to describe the material terms of the sale of assets by Cybrix Corporation referenced in footnote (31). Finally, please provide the material terms of the restrictions on conversion of the debentures referenced in footnotes (32) and
(37).

Recent Sales of Unregistered Securities, page II-2

4. Please refer to prior comment 12 from our letter dated August
24,
2005.  We note your response that all the information required by
Item 701 of Regulation S-B has been disclosed. However, we were unable to locate any description of the issuance transactions relating to the shares being offered for the accounts of Daniel Ryweck and Crosslink Resources. Please advise or revise. We also note that footnotes (26) and (35) to the Selling Stockholders table state that the shares being offered for the accounts of Carter Management Group and MCF Corporation were for services rendered. However, your disclosure on page II-3 states that these shares were issued in connection with a bridge loan financing transaction with these entities. Please revise to provide consistent disclosure throughout the document or advise.

Exhibits

5. Please refer to prior comment 14 from our letter dated August
24,
2005. While we note the additional exhibits filed with your amended registration statement, it appears that Exhibit 10.11 was not filed with this amendment. Please ensure that it is filed with your next amendment. Additionally, tell us why documents memorializing your agreements regarding services rendered by Daniel Ryweck, Corporate Capital Management and Corporate Capital Partners, were not filed as exhibits to this amendment. Please note that both written and oral agreements reduced to writing regarding consulting agreements or arrangements with selling shareholders who received their shares for services rendered should be filed.

Exhibit 5.1

6. Please refer to prior comment 15 from our letter dated August
24,
2005. We note the changes to your legal opinion. However, it appears that this opinion continues to speak only to shares that are already outstanding and shares that will be issued "upon exercise of the warrants which they underlie," and does not speak to the shares underlying other convertible securities. Your counsel should revise this opinion to speak to the common shares outstanding and issuable upon exercise of warrants, as well as to the common shares underlying all of the other convertible securities held by the selling shareholders.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendments to expedite our review.   Please furnish
a
cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please contact Rebekah Toton at
(202)
551-3857 or Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730 with any questions.


								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (212) 838-9190
	Stephen A. Zelnick, Esq.
	Morse, Zelnick, Rose & Lander, LLP
	Telephone: (212) 838-5030
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Robert Skinner
Secured Services, Inc.
October 19, 2005
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